Mail Stop 3561

June 28, 2007

Robert Coallier, Chief Financial Officer
Dollarama Group Holdings L.P.
5430 Ferrier, Montreal
Québec H4P 1M2
CANADA

       Re: Dollarama Group Holdings L.P. and co-registrant
              Registration Statement on Form S-4
              Filed June 1, 2007
              File Nos. 333-143444 and -01
              Dollarama Group L.P.
              Form 10-K for the Fiscal Year Ended February 4, 2007
              Filed May 2, 2007
              Form 10-Q for the Quarter Ended May 6, 2007
              Filed June 20, 2007
              File No. 333-134550

Dear Mr. Coallier:

       We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4

General

1. As you changed auditors during the most recent fiscal year, please furnish the information required by Item 304 of Regulation S-K. See paragraph (i) of Item 14 of Form S-4 and to the instructions of Item 304 of Regulation S-K.

Table of Contents

2. The forepart of your document should consist of the cover page, summary, and risk factors. Please move the paragraphs beneath the table of contents to a more appropriate location in your prospectus.

Prospectus Summary, page 1

3. The summary should have clear and concise language to convey the basic aspects of the transaction. Therefore, please remove all defined terms in the forepart of your registration statement, including the second italicized paragraph of your Prospectus Summary section. All defined terms should be clear from their context.

4. In this regard, the summary is intended to provide a brief overview of the key aspects of your offering. Currently, your summary is too long and repeats much of the information fully discussed in other sections of your document. For example, you should consider shortening your Summary of the Terms of the Exchange Offer, the Summary Description of the Exchange Notes, and Summary Consolidated Financial Data subsections. See Instruction to Item 503(a) of Regulation S-K.

5. In this section, please provide the name, complete mailing address, and telephone number of your principal executive offices. See Item 3(a) of Form S-4.

Summary Consolidated Financial Data, page 10

6. Please include a bold line between the financial and other data of the Predecessor and Successor. Similarly, please revise your Selected Historical Combined and Consolidated Financial Data section on page 43 and the tabular presentation on page 55 in your Management's Discussion and Analysis of Financial Condition and Results of Operations section.

Risk Factors, page 16

7. We note the second and third sentences of your first italicized paragraph. In these sentences, you state that the risks described in this section "are not the only risks" to you and that "[a]dditional risks and uncertainties" may also materially and adversely

Robert Coallier
Dollarama Group Holdings L.P.
June 28, 2007
Page 3

affect you. It is not appropriate for you to state that the risks you describe in this section are not the only risks you face. Therefore, please remove these two sentences.

8. Your Risk Factors section should be a discussion of the most significant factors that make your offering speculative or risky. You should place risk factors in context so your readers can understand the specific risk as it applies to you. See SEC Release No. 33-7497. Also, you should not present risks that are generic or contain boilerplate language that could apply to any issuer or any offering. We believe a discussion of risks in generic terms does not tell your readers how the risk may affect their investment in you. Please revise your Risk Factors section generally to write each risk factor in plain English and avoid using boilerplate or generic risk factors. See Item 503(c) of Regulation S-K. As examples only:

- "An increase in the cost or disruption in the flow of our imported goods may significantly decrease our sales and profits and have an adverse impact on our cash flows." Page 22.

- "Our financial performance is sensitive to changes in overall economic conditions that may impact consumer spending." Page 23.

- "We are subject to environmental regulations, and compliance with such regulations could require us to make expenditures." Page 25.

Further, some of your risk factor discussions do not clearly and concisely convey the actual risk, such as the second full risk factor on page 19 and the second full risk factor on page 20. Some of your risk factors should be separated into multiple risk factors, such as the first full risk factor on page 20, the first full risk factor on page 21, and the last risk factor on page 22. Also, please consider whether other subsections or elements of a discussion within a subsection are necessary for this section and whether certain risk factors can be revised or combined so they are not repetitive, such as the first risk factor on page 16, the last risk factor on page 17, and the last risk factor on page 21. Accordingly, please thoroughly revise this section to more precisely articulate the risks to your offering from each risk factor. We may have additional comments based upon your revisions.

9. Your presentation of net debt represents a non-GAAP measure. Please include the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

Because several of our directors and officers reside in Canada, you may not…, page 19

10. The third sentence in this risk factor states that you have agreed to accept service of process in any suit, action, or proceeding with respect to the indenture or the notes brought in any federal or state court located in New York City by an agent. However, the fourth sentence states that it may be difficult for holders of notes to effect service

of process upon you within the United States. Please explain why it may be difficult for note holders to effect service of process on you if you have agreed to accept service of process in any suit, action, or proceeding.

11. You state that you have been advised by counsel that there is some doubt as to the enforceability in Canada of certain liabilities predicated solely on United States federal securities law against you, your directors and officers, and the experts named in this prospectus. This statement is unclear. Therefore, please explain the risk more clearly. If the point is that there are situations in which these courts would not enforce certain actions, please revise to make that clear.

As a fixed price retailer, we are particularly vulnerable to future increases in…, page 21

12. In this risk factor, you state that your ability to provide quality merchandise for $1.00 is subject to a number of factors that are beyond your control, including foreign exchange rate fluctuations, increases in rent and occupancy costs, inflation, and increases in labor and fuel costs. Please disclose whether any of these factors are immediate, material risks to you. If so, please explain the risk to you based on this factor in more detail and consider making it a separate risk factor. If not, please tell us why you have included the factor as a risk to you.

An increase in the cost or a disruption in the flow of our imported goods…, page 22

13. In this risk factor, you indicate that your reliance on imported merchandise subjects you to six risks. Please consider making each listed risk a separate risk factor or tell us why it is inappropriate to do so.

If we lose the services of our senior executives who possess specialized…, page 25

14. Please disclose the senior executives whose services are so valuable to you that losing them would reduce your ability to compete, manage your operations effectively, or develop new products and services.

The Exchange Offer, page 31

General, page 31

15. Please revise the last paragraph on page 31 to specify the no-action letters on which you are relying.

Terms of the Exchange Offer, page 32

16. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day to ensure compliance with Rule 14e-1(a). See Rule 14d-1(g)(3).

17. Further, please confirm for us that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

18. In the third paragraph of this subsection, you state that you will return any unaccepted, outstanding notes "as promptly as practicable" after the expiration dates unless the exchange offer is extended. Please revise to state that you will return any unaccepted, outstanding notes "promptly" after the expiration dates unless he exchange offer is extended.

Expiration Date; Extensions; Amendments, page 32

19. You state that you will give notice of your offering's extension by press release or other public announcement before 9:00 a.m. on the next business day after the scheduled expiration date. Additionally, according to Rule 14e-1(d), you must disclose the number of securities tendered as of the date of the notice. Please confirm for us that you will disclose the number of securities tendered as of that date if you extend your offering.

20. You state that in your sole discretion you reserve the right to delay accepting any outstanding notes, extend the exchange offer, or terminate the offer. Also, you state that you may amend the exchange offer in any manner. Please clarify under what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

21. Also, please clarify under what circumstances you will amend or extend the terms of the exchange offer and the maximum amount of time for which you will extend the offer.

Conditions to the Exchange Offer, page 36

22. You state that you may terminate or amend the exchange offer if you determine that the offer violates applicable law, any of our applicable Staff interpretations, or any order of any governmental agency or court of competent jurisdiction. As opposed to

relying upon your determination, please revise this sentence to include an objective standard for determining whether the condition has been satisfied.

The Transactions, page 38

23. Please discuss the reasons for your Acquisition, 2005 Refinancing, and 2006 Recapitalization.

Corporate Structure, page 39

24. In your diagram, please disclose clearly who you designate as the "Sponsor."

Selected Historical Combined and Consolidated Financial Data, page 43

25. Please include balance sheet data for each of the periods presented in the table. See Item 301 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results…, page 49

26. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. Please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

- economic or industry-wide factors relevant to your company, and

- material opportunities, challenges, and risks in short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Overview, page 50

Key Items in Fiscal Year Ended February 4, 2007, page 50

27. Please disclose the reason or reasons that your total store stales increased 19.4% and comparable store sales increased 2.8% for the 52 weeks ended January 28, 2007.

Also, please explain why you used January 28, 2007 as your year-end date as opposed to February 4, 2007.

Key Items for Fiscal 2008. We have established the following priorities and…, page 50

28. Please describe in greater detail the four priorities and initiatives you discuss in this subsection. For example, please discuss your new information and debit card processing systems and how you will continue to implement and roll out these systems going forward. As another example, please provide the location where you plan to move your head office and open your 50 new stores. As a further example, please disclose the amount you plan on increasing your warehouse capacity by and how you will accomplish this task.

Factors Affecting Our Results of Operations, page 51

29. Please revise your disclosure in this section and in your Results of Operations section to ensure the discussion and analysis of your results of operations is not merely a recitation of changes evident from the financial statements. In circumstances where there is more than one business reason for the change, please quantify the incremental impact of each individual business reason discussed and provide analysis explaining the underlying reasons for the fluctuations. See Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350. As examples only:

- In your Cost of Sales subsection on page 51, you state that your cost of sales consists of merchandise inventories, procurement and warehousing costs, store rent and occupancy costs, and shipping costs. Please quantify how each of these costs contributes to your overall costs of sales and discuss any known trends or uncertainties in these costs.

- In your General, Administrative, and Store Operating Expenses subsection on page 52, you state that the general, administrative, and store operating costs consist of transportation costs, store labor and maintenance costs, salaries and related benefits, administrative office expenses, professional expenses, and other expenses. Please quantify how each of these individual costs contributed to your overall general, administrative, and store operating costs.

- In your Cost of Sales subsection on page 57, please disclose and quantify the factors that caused your cost of sales to increase by $43.7 million from the year ended January 31, 2005 to the year ended January 31, 2006 and how each of these individual factors contributed to your overall cost of sales.

Results of Operations, page 55

30. You disclose on page 51 that the primary drivers of comparable store sales performance are changes in store traffic and the average number of items purchased by customers per visit. Please quantify to the extent practicable the impact of these drivers on comparable store sales growth in your discussions of sales on pages 55 and 57.

31. Please quantify in dollars sales attributable to new stores opened during the year, the incremental full year effect of stores opened in the prior year and the increase in same store sales in your discussions of sales on pages 55 and 57 so that investors better understand the portion of the overall change in store sales from year to year that relates to each of the factors you identify. See Item 303(a)(3) of Regulation S-K.

32. You disclose various factors that contributed to the increases in general, administrative, and store operating expenses for each of the years presented, but do not quantify their impact. Please revise to quantify in dollars, to the extent practicable, the incremental impact of each factor identified on the overall change in the line item. See Item 303(a)(3) of Regulation S-K.

Summary of Quarterly Results (Unaudited), page 58

33. Please disclose gross profit for each quarterly period presented. See Item 302 of Regulation S-K.

Liquidity and Capital Resources, page 59

Operating Activities, page 59

34. In this subsection, you state that cash flows provided by operating activities during fiscal year ended February 4, 2007 more than doubled compared with cash flows provided by operating activities during fiscal year ended January 31, 2006. Further, you state that this increase in operating cash flows was driven mainly by earnings growth offset by an inventory increase. Please describe in greater detail the reason or reasons for this increase and whether you believe this trend will continue in the future.

Contractual Obligations, page 63

35. Please disclose in a note to the table of contractual obligations that operating lease obligations exclude common area maintenance, insurance, and tax payments to which you are obligated. Also, please provide a context for the reader to understand the impact of these costs on your total operating lease obligations. See Section IV.A and footnote 46 to the Commission's Guidance Regarding Management's Discussion and

Analysis of Financial Condition and Results of Operations in SEC Release No. 33-8350.

Litigation and Contingencies, page 63

36. Please provide the information required by Item 103 of Regulation S-K regarding your "second trademark case" involving Framecraft Ltd., including the name of court in which the proceeding is pending, the date it was instituted, and the case name. Also, please disclose the factual bases of the two personal injury cases you describe in this section.

Business, page 67

37. Please review your disclosure in this section and throughout your document to ensure that you identify the source for the statements you provide. Currently, you include many factual statements, but you have not indicated whether the source of this information is based upon management's belief, industry data, reports, articles, or any other source. If the statements are based upon management's belief, please indicate this and include an explanation for the basis of that belief. Alternatively, if the information is based upon reports or articles, please provide these documents to us, appropriately marked and dated. The following are examples only of the statements for which you need sources:

- "We are the leading operator of dollar discount stores in Canada." Our Company, page 67.

- "The dollar store industry is one of the fastest growing retail formats." Industry Overview, page 67.

- "Our stores average approximately 9,400 square feet (with new stores opened in the fiscal year ended February 4, 2007 averaging approximately 10,000 square feet), as compared to our competitors' stores, which we believe are substantially smaller." Differentiated Store Format, page 68.

- "We believe that our stores have a relatively small shopping radius…." Site Selection, page 70.

- "We believe that we are a leader in international sourcing for dollar store retail merchandise." Merchandising Sourcing, page 71.

Our Company, page 67

38. In the third paragraph of this subsection, you list a number of operational advantages that distinguish you from other Canadian dollar store chains, including the number and concentration of your stores in your key markets, your larger store format, your supplier network, the volume of goods you purchase from low-cost vendors, your merchandise offerings, and your in-house product development expertise. Please expand your discussion of each of these advantages and discuss how they benefit you relative to your competitors.

Maximize our Leading Position in Existing Markets and Continue to Expand…, page 70

39. In the first paragraph of this subsection, you state that by continuing to open new stores in our current markets, you believe you can increase your "existing brand awareness in these regions" and "leverage [y]our present distribution network without incurring significant additional expenses." Please explain the meaning of this phrase statement without using jargon.

40. Also, you state that over the next three years you plan to open on average 50 stores per year, and you expect to add an additional warehousing and distribution facility. Please disclose the status of these endeavors and the likelihood you will meet the expectations of the time frames proposed.

Our Merchandise, page 71

41. Please discuss the dollar amount of backlog orders as required by Item 101(c)(1)(viii) of Regulation S-K.

Warehousing and Distribution, page 72

42. Please disclose your practices and those of your industry relating to working capital items, including carrying significant amounts of inventory to meet the rapid delivery requirements of your customers and to assure yourself a continuous allotment of goods from your suppliers, the right of customers to return merchandise, and any extended payment terms available to customers. See Item 101(c)(1)(vi) of Regulation S-K.

Intellectual Property, page 73

43. You state that you use the registered trademark Dollarama®. Also, please tell us if you have any other material trademarks, trade names, or intellectual property that you hold. If so, please disclose this intellectual property and discuss its material effects on you and its duration. See Item 101(c)(1)(iv) of Regulation S-K.

44. You state that you take steps to protect unauthorized use of intellectual property. Please disclose those steps you take.

Management, page 75

Directors and Executive Officers, page 75

45. You must briefly describe the specific business experience of your executive officers, directors, and significant employees, or a nominee for one of these positions, for the past five years without gaps or ambiguities. See Item 401(e)(1) of Regulation S-K. In this regard, please disclose Gregory David's specific business experience from 2000 to 2003 and Nicholas Nomicos's specific business experience from 2002 to the present.

46. Please clarify how you determine the amount of each compensation element to pay and your policies for allocating between long-term and currently paid out compensation. See Item 402(b)(1)(v) and 402(b)(2)(i) of Regulation S-K. Also, please consider including a discussion of any of the remaining factors in Item 402(b)(2) of Regulation S-K that are necessary to provide investors material information to understand your compensation policies and decisions regarding the named executive officers.

Annual Bonus, page 77

47. Please revise to specify to which "Mr. Rossy" you are referring in the last paragraph of this subsection.

48. We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved for your named executive officers to earn the annual bonus. Please disclose this information or tell us why you believe that disclosure of the information would result in competitive harm to the point that the information could be excluded under Instruction 4 to Item 402(b). If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please also discuss any discretion that may be exercised in granting these awards absent attainment of the stated performance goal. Please see Instruction 4 to Item 402(b) of Regulation S-K.

49. In this regard, you indicate that annual cash bonuses are awarded based on an executive's contribution to your "long-term, company-wide goals." However, it is unclear whether the business objectives are based on obtaining certain objective financial results or whether that is a subjective determination. If the business objectives are quantified, please specify those business objectives. See Item 402 (b)(2)(v) of Regulation S-K.

Compensation of Named Executive Officers, page 78

Summary Compensation Table for Fiscal Year 2007, page 78

50. In footnote 1 to your table, you state that the amount accrued in your options award column was based on the valuation of the options "as determined by an outside valuation firm." Please name the outside valuation firm and file its written consent. Alternatively, please remove the reference to this outside valuation firm. If you do not believe this type of consent is required, please explain in detail. See Section 436(b) of Regulation C and Item 601(b)(23) of Regulation S-K.

Outstanding Equity Awards at Fiscal Year-End 2007, page 80

51. Please disclose by footnote the grant date fair value of the option awards. See Item 402(k)(iv) of Regulation S-K.

52. If true, please clarify that the compensation committee has not formalized any procedures regarding grants of stock options. Otherwise, please specify the factors that will be considered in making stock option grants.

Certain Relationships and Related Party Transactions, page 83

53. Please tell us whether the terms of the agreements and transactions you disclose in this section are similar to terms you would have received from unaffiliated, third-parties. If not, please disclose how the agreements' terms were either beneficial or detrimental to you.

Principal Stockholders, page 85

54. Please identify the natural person, natural persons, or public company that has the ultimate voting or investment control over the shares of Bain Capital Partners, LLC and S. Rossy Inc.

Description of Notes, page 91

55. Your Description of Notes section contains many defined terms, and it appears also that you have inserted large portions of the Indenture into this section. Please revise to describe the salient features of the notes in clear and concise language.

Consolidated Financial Statements, page F-1

56. Please update to include unaudited interim financial statements in accordance with Rule 3-12 of Regulation S-X. Likewise, please update financial information presented throughout the filing through the most recent balance sheet date.

57. Reference is made to the disclosures on pages 95 and 111 regarding guarantees and future guarantees of the exchange notes. Please include the financial statements of each guarantor or the disclosure required by Rule 3-10 of Regulation S-X, as applicable. Otherwise, tell us in detail why you are not required to provide the financial statements or disclosure required by the aforementioned rule.

Consolidated Statement of Cash Flows, page F-7

58. Please show us how to reconcile the change in fair value of derivatives in Note 10 and foreign exchange loss or gain disclosed in Note 7 to this statement.

Notes to Consolidated Financial Statements, page F-8

Note 1. Basis of presentation and nature of business, page F-8

59. Given your new fiscal year end accounting policy, please explain to us how you derived the fiscal 2007 year end date. In addition, please quantify the effects of the change in fiscal year on your results of operations in your Management's Discussion and Analysis of Financial Condition and Results of Operations section.

Note 2. Summary of significant accounting policies, page F-8

Merchandise inventories, page F-9

60. Please disclose the nature of the cost elements included in inventory. See Rule 5-02.6.(b) of Regulation S-X.

Revenue recognition, page F-10

61. Please disclose your sales return policies.

Foreign currencies, page F-11

62. Please disclose the aggregate transaction gain or loss included in net earnings for each period presented. See paragraph 30 of SFAS 52.

Note 7. Long-term debt, page F-14

63. We understand that the senior subordinated notes disclosed in b) were issued by a subsidiary of the partnership and guaranteed by its existing and future subsidiaries. Please clarify your disclosure or advise.

64. We note that you are restricted from paying dividends under the covenants of your deferred interest notes, senior subordinated notes, and senior secured credit facility. Please describe the most significant restrictions on the payment of dividends, including their sources and pertinent provisions and the amount of retained earnings or net income restricted or free of restrictions as required by Rule 4-08(e)(1) of Regulation S-X. Also, please tell us whether there are any restrictions, including loan provisions, on the ability of your subsidiaries to transfer funds to you in the form of loans, advances, or cash dividends without the consent of a third party. If so, please provide us with your computation of restricted net assets of consolidated subsidiaries pursuant to Rule 4-08(e)(3) of Regulation S-X. If restricted assets exceed the 25% threshold, please disclose the information required by Rule 4-08(e)(3) of Regulation S-X and Schedule I, as required by Rule 5-04 of Regulation S-X.

Note 10. Derivative financial instruments, page F-18

65. Please show us how to reconcile the fair value of derivative financial instruments classified as cash flow hedges to the amounts of accumulated other comprehensive income for each period presented. Also, please provide to us a summary of reclassification adjustments for each period presented. If you have not disclosed reclassification adjustments for each period presented as required by paragraph 30 of SFAS 130, please revise your disclosure accordingly. In addition, please tell us the items and their amounts classified as foreign exchange loss on derivative financial instruments and long-term debt in the statement of earnings for each period presented.

Note 12. Stock-based compensation, page F-21

66. As you disclose that the fair values of the options have been determined based on an independent appraisal, please name and file the written consent of the independent appraiser. Alternatively, please remove the reference to the independent appraiser. If you do not believe consent is required, please explain in detail. See Section 436(b) of Regulation C and Section 7(a) of the Securities Act of 1933.

Note 15. Income taxes, page F-23

67. Please disclose taxable income in a reconciliation from GAAP earnings or loss for each period presented.

Exhibits

Exhibit 5.1

68. The legality opinion filed appears to be a form of an opinion and not the actual opinion. Please note that you must include an executed and unqualified legality

opinion prior to effectiveness with the appropriate date, file numbers, and signatures. Also, please note that these requirements apply to Exhibits 5.2 and 5.3 as well.

69. In the fourth paragraph of this opinion, counsel states that it has "assumed further" that you validly exist under the laws of your jurisdiction, have the power and authority to execute and deliver the indenture and exchange notes, and have duly authorized, executed, and delivered the indenture and have authorized the exchange notes. If true, please have counsel revise this paragraph to clarify that it has relied upon the opinions of Stikeman Elliott LLP and Stewart McKelvey Stirling Scales to make these assumptions.

Exhibits 5.2 and 5.3

70. In the first assumption of these opinions, the counsels assume the legal capacity of all individuals. This statement appears to indicate that the counsels have assumed that the officers have the legal capacity to sign the instruments or documents examined or relied upon by the counsels. However, this assumption is not appropriate because it assumes a conclusion of law that is a necessary requirement of the ultimate legality opinions. Therefore, please have the counsels remove this assumption or clarify the statement's meaning.

71. Please have the counsels remove or revise the second-to-last paragraph of these opinions because the paragraph implies that investors may not rely on the opinions.

Exhibit 23.4

72. Please file a revised consent that refers to the correct registration statement.

Exhibit 99.1

73. Please delete the language in the letter of transmittal requiring the note holders to acknowledge that they have "read" the prospectus.

Form 10-K for Fiscal Year Ended February 4, 2007

74. Please revise to address the comments above, as applicable.

75. Please disclose whether you have adopted a code of business ethics. If so, please file that code with us, post the text of the code on your website and confirm for us that in your annual report you will disclose your website address and the fact that you have posted the code on that website, or confirm for us that in your annual report you will undertake to provide to any person without charge and upon request a copy of the code. See Item 406(c) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and…, page 17

Contractual Obligations, page 24

76. Please revise to include estimated interest payments on outstanding long-term debt obligations. Because the table is aimed at increasing transparency of cash flow, we believe interest payments should be included in the table. If you choose not to include these payments, please provide information regarding future interest payments in a footnote to the table. See Section IV.A and footnote 46 to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations in SEC Release No. 33-8350.

Item 8. Financial Statements and Supplementary Data, page 29

77. Please include the audit report of your independent registered public accounting firm on the consolidated balance sheet at January 31, 2006 and the consolidated statements of earnings, partners' capital, and other comprehensive income and cash flows for the year ended January 31, 2006 and for the period from commencement of operations on November 18, 2004 to January 31, 2005.

Consolidated Statements of Cash Flows, page 34

78. We note the revisions made to cash flows for the year ended January 31, 2006 as compared to cash flows previously reported. Please tell us the facts and circumstances resulting in the revisions, why the revisions are appropriate, and why the revisions are not reported as a correction of an error. If the revisions represent the correction of an error in previously issued financial statements, please disclose the restatement, the nature of the classification error, and effect of its correction on each financial statement line item in accordance with paragraph 26 of SFAS 154, and label the appropriate column as "restated."

Notes to Consolidated Financial Statements, page 35

Note 18. Supplemental condensed consolidating financial information, page 55

79. Please disclose the information required by Rule 3-10(f) of Regulation S-X.

Item 9A. Controls and Procedures, page 76

80. We note your disclosure in the last sentence of this item. Please disclose any changes in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Otherwise, please disclose that there were no changes in internal control over financial reporting that occurred during the last

fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. See Item 308(b) of Regulation S-K.

Item 15. Exhibits and Financial statement Schedules, page 89

81. Please file a statement setting forth in reasonable detail the computation of your ratio of earnings to fixed charges as required by Item 601(b)(12) of Regulation S-K.

Exhibit 31.1 and 31.2

82. Please confirm for us that the inclusion of the titles of your chief executive officer and chief executive officer in the introductory paragraph of the certifications were not intended to limit the capacity in which these individuals provided the certifications. Also, please revise to eliminate the reference to these titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K.

83. Please revise your certifications to read exactly as set forth in Item 601(B)(31) of Regulation S-K. In particular, please replace "the registrant's first fiscal quarter in the case of an annual report" with "the registrant's fourth fiscal quarter in the case of an annual report" in paragraph 4(c).

Form 10-Q for Fiscal Quarter Ended May 6, 2007

84. Please revise to address the comments above, as applicable.


*   *   *   *   *   *


        As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 551-3343 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Joel F. Freedman, Esq.
        Ropes & Gray LLP
        Via Facsimile